UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13(d)-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GUIDELINE, INC.
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Name of Issuer)

Common Stock, par value $0.0001 per share
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Title of Class of Securities)

401716105
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(CUSIP Number)

Walke Associates, Inc.
c/o Guideline, Inc.
625 Avenue of the Americas
New York, New York 10011
Attn: David Walke
(212) 645-4500
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2007
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 317718302000	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Walke Associates, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,555,293
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,555,293
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,555,293
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 317718302000	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Walke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,317,529
	8	SHARED VOTING POWER 1,555,293
	9	SOLE DISPOSITIVE POWER 1,317,329
	10	SHARED DISPOSITIVE POWER 1,555,293
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,396,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the initial statement on Schedule 13D, filed December 3, 2001, as amended (the “Schedule 13D”), of Walke Associates, Inc. and David Walke. Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3.Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

Since July 2003, Mr. Walke used his personal funds to acquire an aggregate of 49,000 shares of Common Stock for a total of $66,549.80.

Since July 2003, Mr. Walke used his personal funds to exercise options to purchase an aggregate of 350,000 shares at an exercise price of $0.41 per share, for a total of $143,500.00.

Since July 2003, Mr. Walke has been granted an aggregate of 42,352 vested shares of restricted stock pursuant to Issuer’s 2003 Stock Incentive Plan and in connection with Mr. Walke’s employment agreement, as amended, with Issuer.

On October 30, 2006, WAI used its investment capital to exercise warrants to purchase an aggregate of 105,555 shares of Common Stock, at a price of $0.80 per share, for a total of $84,444.00.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following after the second paragraph and prior to the last paragraph of such item:

On June 28, 2007, infoUSA Inc., a Delaware corporation (“infoUSA”) announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 28, 2007, by and among infoUSA, Knickerbocker Acquisition Corp., a New York corporation and wholly-owned subsidiary of infoUSA (“Purchaser”), and the Issuer. Pursuant to the Merger Agreement, Purchaser will commence a cash tender offer to acquire (i) all of the issued and outstanding shares of Common Stock at a price of $1.35 per share, in cash and (ii) all of the issued and outstanding shares of Series A Preferred Stock, par value $0.0001 per share, of the Issuer (the “Preferred Stock” and, along with the Common Stock, the “Shares”), at a price equal to the liquidation preference of $1.50 per share and accrued dividends thereon, in cash (the “Offer”). Following completion of the Offer, Purchaser will be merged with and into the Issuer, with the Issuer becoming a wholly-owned subsidiary of infoUSA (the “Merger”). In the Merger, all Shares not tendered to Purchaser in the Offer will be converted into the right to receive the cash amount payable in the Offer without interest. The Offer and the Merger are subject to the satisfaction of customary closing conditions, including there being validly tendered at least 66 2/3% of the outstanding Shares on a fully-diluted basis.

Concurrently with the execution of the Merger Agreement, Mr. Walke, in his capacity as a shareholder of Issuer, entered into a shareholder support agreement, dated as of June 28, 2007, among infoUSA, Purchaser and Mr. Walke (the “Shareholder Support Agreement”). The purpose of the Shareholder Support Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement. infoUSA and Purchaser made the execution of the Shareholder Support Agreement a condition to entering into the Merger Agreement, but Mr. Walke did not otherwise receive any consideration from infoUSA and Purchaser as an inducement to enter into the Shareholder Support Agreement.

The Shareholder Support Agreement applies to all securities of Issuer beneficially owned by Mr. Walke as of the date of the Shareholder Support Agreement or acquired thereafter, including any shares of Common Stock issuable pursuant to restricted stock awards or upon exercise of options and warrants held by Mr. Walke. Under the Shareholder Support Agreement, Mr. Walke has agreed to vote all of his Shares in favor of approval and adoption of the Merger Agreement, against any proposal or transaction which could prevent or delay the consummation of the Merger, and against any corporate action which would frustrate the purposes of, or prevent or delay the consummation of, the Merger. The Shareholder Support Agreement prohibits Mr. Walke from directly or indirectly soliciting, initiating, encouraging, or taking any other action intended to facilitate or with the reasonably foreseeable effect of facilitating, a competing proposal to acquire more than 10% of the Issuer’s assets or capital stock, participating in any discussions or negotiations regarding any such competing proposal, furnishing any information that would facilitate or have the reasonably foreseeable effect of facilitating any such competing proposal, or entering into any agreement regarding or otherwise endorsing any such competing proposal.

The Shareholder Support Agreement also includes the grant of a proxy by Mr. Walke to Purchaser to enable Purchaser to direct the voting of all Shares subject thereto with respect to the Merger and related matters. Under the Shareholder Support Agreement, Mr. Walke is also prohibited from transferring any of the Issuer’s securities, except under certain circumstances and subject to certain limitations.

The Shareholder Support Agreement terminates automatically, without any notice or other action by any party, upon the earliest to occur of (i) tender and acceptance of the Shares pursuant to the Offer, (ii) the consummation of the Merger, or (iii) the termination of the Merger Agreement. Mr. Walke will also have the right to terminate the Shareholder Support Agreement immediately following (x) any change in the nature of the consideration payable in the Offer or the Merger, (y) any decrease in consideration payable in the Offer or the Merger or (z) any increase in the consideration payable the Shareholders for the Shares that is not made equally available to holders of all shares of the Issuer’s capital stock of the same class or series.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) and (b) of the Schedule 13D are deleted in their entirety and replaced with the following:

(a) WAI beneficially owns 1,555,293 shares of Common Stock (including 105,556 shares of Common Stock issuable upon exercise of certain warrants held by WAI) (the “WAI Shares”) or approximately 7.2% of the outstanding shares of Common Stock. Mr. Walke, as the sole shareholder and officer of WAI, may be deemed to beneficially own the Common Stock beneficially owned by WAI.

Mr. Walke beneficially owns 2,396,646 shares of Common Stock (including 1,555,293 shares of Common Stock beneficially owned by WAI, 400,000 shares of Common Stock issuable upon exercise of Mr. Walke’s options, and 42,352 vested shares of restricted Common Stock awarded to Mr. Walke) (the “Walke Shares”) or approximately 10.9% of the outstanding shares of Common Stock.

The percentage of Common Stock reported as beneficially owned by WAI is based upon 21,604,034 shares outstanding (the “Base Sum”), which consists of the sum of (i) 21,165,145 shares outstanding as at June 28, 2007 as represented by Issuer in the Merger Agreement, (ii) 333,333 shares of Series A Preferred Stock outstanding entitled to voting power equivalent to an aggregate of 333,333 shares of Common Stock and (iii) 105,556 shares of Common Stock issuable upon exercise of certain warrants to purchase Common Stock held by WAI. The percentage of Common Stock reported as beneficially owned by Mr. Walke is based upon 22,046,386 shares outstanding, which consists of the sum of (i) the Base Sum, (ii) 400,000 shares of Common Stock upon exercise of Mr. Walke’s options to purchase Common Stock, and (iii) 42,352 vested shares of restricted Common Stock awarded to Mr. Walke.

(b) WAI has the sole power to direct the vote and to direct the disposition of the interest in the WAI Shares. Mr. Walke as the sole shareholder and officer of WAI, may be deemed to share the power to direct the vote of, or disposition of, the WAI Shares. Mr. Walke disclaims beneficial ownership over any of the WAI Shares.

Other than the WAI Shares, Mr. Walke has the sole power to direct the vote and to direct the disposition of the interest in the Walke Shares and WAI disclaims beneficial ownership over such portion of the Walke Shares.

(c) Item 5(c) of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

Since July 2003, Mr. Walke used his personal funds to acquire an aggregate of 49,000 shares of Common Stock for a total of $66,549.80.

Since July 2003, Mr. Walke used his personal funds to exercise options to purchase an aggregate of 350,000 shares at an exercise price of $0.41 per share, for a total of $143,500.00.

Since July 2003, Mr. Walke has been granted an aggregate of 42,352 vested shares of restricted stock pursuant to Issuer’s 2003 Stock Incentive Plan and in connection with Mr. Walke’s employment agreement, as amended, with Issuer.

On October 30, 2006, WAI used its investment capital to exercise warrants to purchase an aggregate of 105,555 shares of Common Stock, at a price of $0.80 per share, for a total of $84,444.00.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the following to the end of such item:

The information set forth, or incorporated by reference, in Items 3 through 5 of this Amendment No. 2 is hereby incorporated by reference in this Item 6 as though set forth fully herein. To the Reporting Persons’ knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the person named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.
Agreement and Plan of Merger, dated June 28, 2007, by and among infoUSA Inc., Knickerbocker Acquisition Corp. and Guideline, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of infoUSA Inc. filed July 5, 2007).

2.
Shareholder Support Agreement, dated June 28, 2007, by and between infoUSA Inc., Knickerbocker Acquisition Corp., and David Walke (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K of infoUSA Inc. filed July 5, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2007

WALKE ASSOCIATES, INC.

By:	/s/ David Walke
David Walke, President

/s/ David Walke
David Walke